UNITED STATES	OMB APPROVAL
SECURITIES AND EXCHANGE COMMISSION	OMB Number: 3235-0058
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FORM 12b-25	SEC FILE NUMBER 000-26209
CUSIP NUMBER
NOTIFICATION OF LATE FILING	25500T108

(Check one):	☐ Form 10-K	☐ Form 20-F	☐ Form 11-K	☒ Form 10-Q	☐ Form 10-D
	☐ Form N-SAR	☐ Form N-CSR

	For Period Ended:	October 31, 2006
☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR
For the Transition Period Ended:

Read Instructions (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

Ditech Networks, Inc.
Full Name of Registrant

N/A
Former Name if Applicable

825 Middlefield Road
Address of Principal Executive Office (Street and Number)

Mountain View, California 94043
City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense
☒	(b)

The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

SEC 1344 (03-05)	Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

As previously disclosed Ditech Networks has a number of derivative complaints filed against it surrounding its stock option practices. In response, Ditech Networks and its outside counsel have conducted an internal review of the circumstances surrounding the stock option grants identified in the derivative complaints as well as certain of the company's historical stock option practices. Ditech Networks is in the process of concluding its review and as such is not able to file its Quarterly Report on Form 10-Q for the fiscal quarter ended October 31, 2006 by the prescribed due date for such report. During the internal review, Ditech Networks and its counsel have been supervised by, and have provided preliminary information to, the company's Audit Committee. Counsel has also made a presentation to the Board of Directors regarding the internal review and its findings. The internal review identified non-material errors of approximately $1 million in non-cash compensation expense for certain prior periods. The results remain subject to Audit Committee final consideration of the scope and findings of the review.

Ditech Networks' Quarterly Report on Form 10-Q for the period ended October 31, 2006, could not be filed within the prescribed time without unreasonable effort or expense because the review delayed the completion of certain procedures necessary for the finalization of the Form 10-Q. Ditech Networks believes that the filing of Form 10-Q will occur on or before December 18, 2006, the prescribed due date allowed by this Form 12b-25, but that there remains risk that this extended filing date will not be met.

(Attach extra Sheets if Needed)

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification
	William J. Tamblyn	(650)	623-1300
	(Name)	(Area Code)	(Telephone Number)

(2)

Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed ? If answer is no, identify report(s).

			☒ Yes ☐ No

(3)

Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

			☐ Yes ☒ No

	If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Ditech Networks, Inc.

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date	December 12, 2006	By	/s/ William J. Tamblyn
William J. Tamblyn
Chief Financial Officer

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative’s authority to sign on behalf of the registrant shall be filed with the form.

ATTENTION
Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).